Exhibit 21.1

SUBSIDIARIES OF IMMERSION CORPORATION

Name	Jurisdiction of Incorporation
3285118 N.S. Inc.	Nova Scotia, Canada
Immersion Canada Corporation	Nova Scotia, Canada
Immersion Medical, Inc.	Maryland, USA
Immersion International, LLC	Delaware, USA
Haptify, Inc.	Delaware, USA
Immersion Software Ireland Limited	Ireland
Immersion Technology International Limited	Ireland
Immersion Japan, K.K.	Japan
Immersion Limited	Hong Kong
Immersion (Shanghai) Science & Technology Co., Ltd.	Shanghai, China